UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

New Fortress Energy Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

644393 100

(CUSIP Number)

Wesley R. Edens

111 W. 19th St., 8th Floor

New York, NY 10011

(516) 268-7400

with copies to:

Ariel J. Deckelbaum

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9742

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of reporting persons Wesley R. Edens
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 47,540,924
	(8)	Shared voting power 0
	(9)	Sole dispositive power 47,540,924
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 47,540,924
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 23.2%(1)
(14)	Type of reporting person (see instructions) IN

(1)	Calculations are based upon a total of 205,030,155 Class A Shares outstanding as of May 1, 2023, as reported by New Fortress Energy Inc. in its Form 10-Q for the quarterly period ended March 31, 2023.

CUSIP No. 644393 100	Page 3 of 6

Explanatory Note:

This filing constitutes Amendment No. 5 (this “Amendment”) to the Schedule 13D filed by Wesley R. Edens (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on February 4, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on March 28, 2019, by Amendment No. 2 filed with the SEC on June 11, 2020, by Amendment No. 3 filed with the SEC on March 18, 2021, and by Amendment No. 4 filed with the SEC on June 15, 2021 (the Original Schedule 13D, as previously amended and as further amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the shares of Class A common stock (“Class A Shares”) of New Fortress Energy Inc., a Delaware corporation (the “Issuer”).

Unless set forth below, all previous Items of the Original Schedule 13D, as previously amended, are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, as previously amended.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 to the Schedule 13D is hereby amended by the addition of the following text:

On May 19, 2023, the Reporting Person entered into a letter agreement with FIG LLC, Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”) and FIG Corp., a Delaware corporation (the “Letter Agreement”). The Letter Agreement provides that the Reporting Person will reasonably cooperate with Fortress and take all necessary action, at Fortress’ expense, to effect sales of Class A Shares held by Fortress. Any such sales will be made at the sole discretion of Fortress, provided that sales prior to the first anniversary of the date of the Letter Agreement may not be effected without consent of Mr. Edens and Randal Nardone. The Letter Agreement will become effective upon the closing of the announced sale of Fortress to Mubadala Investment Company PJSC and its controlled affiliates. The Letter Agreement also provides that Mr. Edens will have the right, retroactive to May 19, 2023, to receive a certain percentage of proceeds from the sale of Class A Shares at prices exceeding thresholds specified in the Letter Agreement by Fortress during the term of the Agreement. The Letter Agreement will terminate on May 19, 2028, unless it is terminated earlier under certain circumstances in connection with the termination of the Reporting Person’s employment with Fortress.

The foregoing description of the Letter Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the text of such agreement. Such agreement is attached hereto as Exhibit A and is incorporated by reference herein.

The Reporting Person intends to participate in and influence the affairs of the Issuer through his ownership interest in the Issuer and through his position as Chairman of the Board of Directors and Chief Executive Officer of the Issuer, as well as through the voting of his Class A Shares.

CUSIP No. 644393 100	Page 4 of 6

The Reporting Person intends to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may elect to increase or decrease his position in and/or economic exposure to the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Class A Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Person may deem advisable.

Except as disclosed in the Schedule 13D, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

(a) — (b) The aggregate number and percentage of Class A Shares beneficially owned by the Reporting Person (based upon a total of 205,030,155 Class A Shares outstanding as of May 1, 2023, as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2023) are as follows:

Amount beneficially owned: 47,540,924

Percentage:	23.2%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	47,540,924
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	47,540,924
iv. Shared power to dispose or to direct the disposition of:	0

The Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 5, 2023 reported that Fortress beneficially owned 13,399,317 Class A Common Shares. The Reporting Person disclaims beneficial ownership of any Class A Common Shares beneficially owned by Fortress.

(c) The Reporting Person has not effected any transactions in the Class A Shares during the past 60 days.

(d) The Reporting Person holds certain Class A Shares through WRE 2012 Trust LLC and Edens Family Partners LLC, entities controlled by the Reporting Person, but has the sole right to receive or direct the receipt of dividends on and the proceeds from the sale of the Class A Shares reported on the cover page of this Schedule 13D and in this Item 5. No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends on or the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Person.

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(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 to the Schedule 13D is hereby amended by the addition of the following text:

The information contained in Item 4 to this Amendment regarding the Letter Agreement is incorporated herein by reference.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A	Letter Agreement, dated as of May 19, 2023.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2023

By:	/s/ Wesley R. Edens
Name:	Wesley R. Edens